

16003312

UNITED STATES
[SECU]RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**[AN]NUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

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SEC FILE NUMBER
8-50426

REPORT FOR THE PERIOD BEGINNING **1/01/2015** AND ENDING **12/31/2015**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kurt Salmon Capital Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 Peachtree Street, NE, Suite 900

(No. and Street)

Atlanta	GA	30309
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael O. Brown   (404) 303-8840

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA

(Name – if individual, state last, first, middle name)

2422 S. Atlantic Avenue	Daytona Beach Shores	FL	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __Michael O. Brown__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Kurt Salmon Capital Advisors, Inc__ , as of __December 31__ , 20__15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

Financial and Operational Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KURT SALMON CAPITAL ADVISORS, LLC

**FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION
Pursuant to Rule 17a-5(d)
YEAR ENDED DECEMBER 31, 2015**

KURT SALMON CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2015

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of KURT SALMON CAPITAL ADVISORS, LLC

We have audited the financial statements of KURT SALMON CAPITAL ADVISORS, LLC ("Company") which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2015 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KURT SALMON CAPITAL ADVISORS, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of KURT SALMON CAPITAL ADVISORS, LLC's financial statements. The supplemental information is the responsibility of KURT SALMON CAPITAL ADVISORS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 20, 2016

KURT SALMON CAPITAL ADVISORS, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS		For Year Ended December 31, 2015
CURRENT ASSETS		
Cash and cash equivalents	$	360,479
Accounts receivable		92,436
Prepaid expenses		25,328
Total current assets		478,243
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	478,243
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	5,010
Accrued payroll expenses		133,580
Other accrued expenses		37,420
Deferred revenue		-
Total current liabilities		176,010
MEMBERS' EQUITY		
Undistributed earnings		302,233
Total Stockholders' Equity		302,233
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	478,243

See notes to financial statements and auditors' report.

KURT SALMON CAPITAL ADVISORS, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2015

	2015
REVENUES:	
Success fees	$ 2,956,964
Retainer fees	405,000
Hourly fees	86,325
Other income	20,496
Total revenue	3,468,785
EXPENSES:	
Personnel expenses	$ 2,644,667
General operating expenses	246,938
Professional services	11,140
Royalty fees	172,539
Regulatory fees	40,649
Total expenses	3,115,933
NET (LOSS) FROM OPERATIONS	$ 352,852

See notes to financial statements and auditors' report.

KURT SALMON CAPITAL ADVISORS, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2015

	Total Member's Equity
Balances, December 31, 2014	$ 199,381
Plus Capital Contributions	-
Less Distributions	(250,000)
Net income (loss) for 2015	352,852
Balances, December 31, 2015	$ 302,233

See notes to financial statements and auditors' report.

KURT SALMON CAPITAL ADVISORS, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2015

	2015
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 352,852
Adjustments to reconcile net loss to net cash:	
Depreciation and amortization expense	
Net change in operating assets and liabilities:	
Decrease in accounts receivable	(49,135)
Decrease in prepaid expenses	8,145
Decrease in accounts payable	(8,852)
Increase in accrued payroll expenses	79,730
Increase in accrued expenses	8,947
Decrease in deferred revenue	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	391,687
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of furniture, equipment & leasehold improvements	
NET CASH PROVIDED BY INVESTING ACTIVITIES	-
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net change in distributions	(250,000)
Net change Capital contributions	-
Net change in advances from related party	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	(250,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	141,687
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	218,792
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 360,479

KURT SALMON CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2015

Note 1 <u>**Organization and Summary of Significant Accounting Policies**</u>

<u>Organization and Business</u>
KURT SALMON CAPITAL ADVISORS, LLC ("Company") is a Limited Liability Company was formed in 1997 and was acquired by KSCA Partners, LLC (KSCA Partners) on October 1. 2012 from Kurt Salmon US, Inc. (Former Parent). The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"). The Company is a member of the Financial Industry Regulatory Authority. The Company provides merger and acquisition, financial and capital advisory services to clients in various industries.

<u>Rule 15c3-3 Exemption</u>
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

<u>Revenue Recognition</u>
The Company recognizes Success fees when contract services are completed and fees are earned. Fess are considered to be earned when the terms of the agreement have been satisfied. Retainer fees are recognized when received and the work is performed. During 2015, one client accounted for 73% of the Success fees and four clients accounted for greater than 10% of the Retainer fees.

<u>Royalty Expense</u>
The Company signed a licensing agreement on October 1, 2012, and amended September 25, 2013 with Former Parent agreeing to pay royalties of 5% of revenue collected by the Company. The current agreement expires on September 30, 2016. For the period ended December 31, 2015, the Company paid $172,539 in royalty fees.

<u>Cash Equivalents</u>
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

<u>Income Taxes</u>
The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on the Company's earnings.

At December 31, 2015, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2012 through 2015) remain subject to income tax audits.

<u>Use of Estimates</u>
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

KURT SALMON CAPITAL ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2015

Note 2   *Financial Instruments and Concentration of Risk*

Financial instruments subject to risk concentration are cash and cash equivalents. The Company maintains depository cash and certificates of deposit with one banking institution. Depository accounts are insured by the Federal Depository Insurance Corporation ("FDIC") to a maximum of $250,000 per bank, per depositor. Total cash and cash equivalents for the Company exceeding the FDIC insured limit is $110,479 as of December 31, 2015.

Note 3   Commitments, Contingencies, and Related Party Transactions

The Company leases office space under an operating lease expiring in September 2016, with the option to renew through December 2018, under the same terms.

Future minimum lease payments under the above non-cancelable operating lease as of December 31 are:

2016	35,978
Total	$35,978

Note 4   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

At December 31, 2015, the Company has net allowable capital of $184,469 which exceeded the required net capital by $172,735.

Note 5   Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6   Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

COMPUTATION OF NET CAPITAL

Total member's equity from Statement of Financial Condition	$	302,233
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		302,233
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2014		-
Total capital and allowable subordinated liabilities		302,233
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		117,764
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		184,469
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	184,469

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	11,734
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	11,734
Excess net capital		172,735
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		166,868

See notes to financial statements and auditors' report.

<u>AGGREGATE INDEBTEDNESS</u>

Total aggregated indebtedness liabilities from Statement of Financial Condition	$	176,010
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	176,010
Ratio: Aggregate indebtedness to net capital		95.41%

<u>RECONCILIATION WITH COMPANY'S COMPUTATION</u>
(Included in Part II of form X-17A-5 as of December 31, 2014)

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	184,469
Net audit adjustments	-
Net capital per above	184,469

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2015.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Kurt Salmon Capital Advisors, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Kurt Salmon Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 16c3-3 under the securities Exchange Act of 1934.

Michael D. Star, PA., CPA
Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 20, 2016

KURT SALMON CAPITAL ADVISORS, LLC

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

December 31, 2015

To the best knowledge and belief of Kurt Salmon Capital Advisors, LLC:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2015.

Michael O. Brown

Michael O. Brown
Financial and Operations Principal

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118

INDEPENDENT AUDITOR'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Managing Member of Kurt Salmon Capital Advisors, LLC

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Kurt Salmon Capital Advisors, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Kurt Salmon Capital Advisors, LLC's compliance with the applicable instructions of Form SIPC-7. Kurt Salmon Capital Advisors, LLC's management is responsible for Kurt Salmon Capital Advisors, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the amounts reported on the audited X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matter might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 20, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2015
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050426   FINRA   DEC
Kurt Salmon Capital Advisors, LLC
1355 Peachtree Street, NE
Suite 900
Atlanta, GA 30309

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Michael O. Brown - (404) 303-8840

2. A. General Assessment (item 2e from page 2) — $ 8,620

   B. Less payment made with SIPC-6 filed (exclude interest) — ((6,885))
   July 30, 2015
   Date Paid

   C. Less prior overpayment applied — ( )

   D. Assessment balance due or (overpayment) — 1,735

   E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum —

   F. Total assessment balance and interest due (or overpayment carried forward) — $

   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 1,735

   H. Overpayment carried forward — $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Kurt Salmon Capital Markets LLC

(Name of Corporation, Partnership or other organization)

Dated the **22nd** day of **February**, 20 **16**.

Digitally signed by cb16ed2bd92a5201
(Authorized Signature)
Financial & Operations Principal
DN: CN=Token Signing Public Key
Reason: I am the author of this document
Date: Sunday, February 21, 2016
5:36:19 PM

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ _____ _____
Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

Amounts for the fiscal period
beginning __January 01, 2015__
and ending __December 31, 2015__

Eliminate cents

Item No.
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ __3,468,784__

2b. Additions:
    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

    (2) Net loss from principal transactions in securities in trading accounts.

    (3) Net loss from principal transactions in commodities in trading accounts.

    (4) Interest and dividend expense deducted in determining item 2a.

    (5) Net loss from management of or participation in the underwriting or distribution of securities.

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

    (7) Net loss from securities in investment accounts.

        Total additions

2c. Deductions:
    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.

    (2) Revenues from commodity transactions.

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

    (4) Reimbursements for postage in connection with proxy solicitation.

    (5) Net gain from securities in investment accounts.

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

    (8) Other revenue not related either directly or indirectly to the securities business
      (See Instruction C): **Data room surcharges**   (20,213)
                  Bank interest   (283)

    (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

       (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

       Enter the greater of line (i) or (ii)

       Total deductions   (20,946)

2d. SIPC Net Operating Revenues $ __3,447,838__

2e. General Assessment @ .0025 $ __8,620__

                    (to page 1, line 2.A.)